UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)

                               C-TEC Corporation
                               (Name of Issuer)

               Common Stock                    Class B Common Stock
             $1.00 Par Value                     $1.00 Par Value
                       (Title of Classes of Securities)

                126504109                           126504208
                                (CUSIP Numbers)

                            Matthew J. Johnson, Esq.
                         c/o Peter Kiewit Sons', Inc.
                               1000 Kiewit Plaza
                             Omaha, Nebraska 68131
                           Tel. No.:  (402) 271-2852
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                               December 9, 1994
                    (Date of Event which Requires Filing of
                                this Statement)

                     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or
(4), check the following: [ ].

                     Check the following box if a fee is being paid with this statement: [ ].

                     Note: This document is being electronically filed with the Commission, using the EDGAR system. Additionally, one paper copy of the filing will subsequently be sent to the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.




                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP Nos.  126504109       |             | Page 2                       |
|            126504208       |             |                              |
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON:                                          |
|    |               RCN Corporation                                      |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |               47-0761384                                           |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |                         WC                                         |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |               Delaware                                             |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    | 8,226,262 Common Stock (see Item 5)           |
|                    |    | 5,094,223 Class B Common Stock (see Item 5)   |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |  -0- (see Item 5)                             |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    | 8,226,262 Common Stock (see Item 5)           |
|    PERSON          |    | 5,094,223 Class B Common Stock (see Item 5)   |
|     WITH           |____|_______________________________________________|
|                    | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |  -0- (see Item 5)                             |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    | 8,226,262 Common Stock (see Item 5);                               |
|    | 5,094,223 Class B Common Stock (see Item 5)                        |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    | 43.5% of Common Stock;  59.6% of Class B Common Stock (see Item 5) |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |         CO                                                         |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88)

               The following information amends the Schedule 13D dated June 28, 1993, as previously amended (as so amended, the "Schedule 13D")
               Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 1.        Security and Company.
               The response set forth in Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:
               "The classes of equity securities to which this statement relates are the Common Stock, $1.00 par value per share (the "Common Stock"), and the Class B Common Stock, $1.00 par value per share (the "Class B Stock"), of C-TEC Corporation, a Pennsylvania corporation (the "Company"). The principal executive offices of the Company are located at 105 Carnegie Center, Princeton, NJ 08540."

Item 3.        Source and Amount of Funds or Other Consideration.
               The response set forth in Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
               "The purchase price for the Shares (as defined in Item 4) was $202,327,191 in cash, subject to adjustment as provided in the Stock Purchase Agreement (as defined in Item 4). The purchase price was funded through internally generated funds of KDG.
               The purchase price for the 7,625,494 shares of Common Stock acquired pursuant to the Rights Offering (as defined in Item 4) (the "Rights Offering Shares" and, collectively with the Shares, the "Company Shares") was $152,509,880. The purchase price was funded through internally generated funds of KDG."

Item 4.        Purpose of Transaction.
               The response set forth in Item 4 of the Schedule 13D is hereby amended by deleting the twelfth paragraph thereof and substituting the following in its place:
               "On December 1, 1994, the Company announced that its rights offering of 14,858,634 shares of its Common Stock (the "Rights Offering") expired that day at 5:00 p.m. EST. Shareholders of record at the close of business on November 10, 1994 received nine rights for every ten shares of Common Stock or Class B Common Stock held. Rights holders were permitted to purchase one share of Common Stock for each right held at a subscription price of $20 per share and each right also carried the right to "oversubscribe" for shares of Common Stock that were not otherwise purchased pursuant to the exercise of rights. The Company announced that it expected the net proceeds from the Rights Offering would be approximately $117,000,000. RCN exercised the 5,125,494 rights it received in respect of the shares it held at an aggregate subscription price of $102,509,880 and oversubscribed for 2.5 million additional shares of Common Stock at an aggregate subscription price of $50 million."
               The response set forth in Item 4 of the Schedule 13D is hereby further amended by inserting the following paragraph after the thirteenth paragraph thereof:
               "David McCourt, Chairman and Chief Executive Officer of the Company and Chairman and Chief Executive Officer of RCN, participates in the C-TEC Corporation Employee Stock Purchase Plan (the "C-TEC Employee
Stock Purchase Plan"). The C-TEC Employee Stock Purchase Plan operates on the basis of periodic payroll deductions, with the Plan Administrator purchasing shares of Common Stock on behalf of the Company employee on a non-discretionary basis."

Item 5.        Interest in Securities of the Company.
               The response set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
               "(a) and (b) RCN and, for purposes of Section 13(d) of the Exchange Act, the Kiewit Companies, beneficially own, 8,226,262 shares of Common Stock, representing 43.5% of the Common Stock outstanding on December 9, 1994, and 5,094,223 shares of Class B Stock, representing 59.6% of the Class B Stock outstanding on December 9, 1994. Because the Common Stock has one vote per share and the Class B Stock has 15 votes per share, the Company Shares are entitled to cast 84,639,607 (57.5%) of the 147,107,745 total votes of all outstanding shares of Common Stock and Class B Stock on December 9, 1994.
               Each share of Class B Stock is convertible into one share of Common Stock. If all 5,094,223 shares of Class B Stock owned by RCN (but no other shares of Class B Stock) were converted into Common Stock, the Company Shares would comprise 13,320,485 shares of Common Stock representing 55.5% of the 23,992,063 shares of Common Stock then outstanding.
               RCN owns, and has the sole power to vote or to direct the vote, and to dispose or direct the disposition of, the Company Shares. Through their direct and indirect ownership of RCN, KDG and PKS may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to beneficially own the C-TEC Shares.
               David McCourt is the beneficial owner of 1,680 shares of Common Stock representing less than .1% of the 18,897,840 shares of Common Stock outstanding. Mr. McCourt has the sole power to vote or to direct the vote, and to dispose or direct the disposition of these shares.
               Except as set forth in this Item 5(a) and (b), none of the Kiewit Companies, nor, to the best of knowledge of the Kiewit Companies, any persons named in Schedule A or B hereto owns beneficially any shares of Common Stock or Class B Stock.
               (c) Other than the transaction listed below and RCN's purchase of the Rights Offering Shares (as described in Item 4), no transactions in the Common Stock or the Class B Stock have been effected during the past 60 days by the Kiewit Companies or, to the best knowledge of the Kiewit Companies, by any of the persons named in Schedule A or B hereto.(1)
               (i) On December 1, 1994, David McCourt exercised 727 rights received in connection with the Rights Offering, purchasing 727 shares of Common Stock at a price of $20.00 per share through the Bank of Boston, the Subscription Agent for the Rights Offering.
               (d)  Inapplicable.
               (e)  Inapplicable."

(1) Excludes purchases of Common Stock by the Plan Administrator of the C-TEC Employee Stock Purchase Plan on behalf of David McCourt.

                                  SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date:  December 12, 1994
                                       RCN CORPORATION



                                       By:   /s/ David C. McCourt
                                           Name:  David C. McCourt
                                           Title:  President


                                                                    SCHEDULE A


              DIRECTORS AND EXECUTIVE OFFICERS OF RCN CORPORATION

               The response set forth in Schedule A of the Schedule 13D is hereby amended and restated in its entirety as follows:

               The name, business address, citizenship, title and present principal occupation or employment of each of the directors and executive officers of RCN Corporation are set forth below.

                                                              Principal
Name and                                                    Occupation or
Office Held             Business Address      Citizenship   Employment
- -----------------       -------------------   -----------   ----------------
David C. McCourt        105 Carnegie Center       USA       Chairman,
President,              Princeton, NJ 08540                 Chief Executive
Chief Executive                                             Officer, C-TEC
Officer, Director                                           Corporation

Ann C. McCulloch        1000 Kiewit Plaza         USA       Vice President and
Vice President          Omaha, NE 68131                     Treasurer, PKS
and Treasurer

James O. Spitzenberger  1000 Kiewit Plaza         USA       Vice President, PKS
Vice President          Omaha, NE 68131

Richard R. Jaros        1000 Kiewit Plaza         USA       Executive Vice
Director                Omaha, NE 68131                     President, PKS

James Q. Crowe          3555 Farnham Street       USA       CEO, MFS
Director                Omaha, NE 68131                     Communications
                                                            Company, Inc.
Robert E. Julian        1000 Kiewit Plaza         USA       CFO, PKS
Director                Omaha, NE 68131

Walter Scott, Jr.       1000 Kiewit Plaza         USA       President, PKS
Director                Omaha, NE 68131
